Email 1
Top 20 Investors ($20,000 and above)
Subject: A Personal Note Before We Launch — ClearingBid is Back

Dear [First Name],

I wanted to reach out to you personally, before making any public announcement, and share some exciting news about our position. First, I need to express my sincere gratitude for the trust and commitment you placed in ClearingBid when you invested [$XX,000] in our amazing 2023 crowdfunding round.

Your support — among the most significant we received — has been an integral part of what has kept us moving forward and developing through some genuinely challenging periods. The IPO market headwinds we faced were real, and your patience has meant everything to our team.

I'm thrilled to tell you that the markets are finally beginning to open up again at a perfect time, and ClearingBid has been positioned to execute after two years of preparation. As I shared in our February investor update, our platform is now built, our regulatory approvals with FINRA and the SEC are in place, and we hold 10 issued patents protecting our proprietary system. We have partnerships in place with Virtu ITG Net (reaching 700+ broker-dealers), Apex Fintech Solutions (servicing 25 million customers), and Wedbush Securities — as well as bipartisan support on Capitol Hill. We are, quite simply, a deal away from proving the concept and generating our first revenues.

To get there, we're going back to Wefunder with a follow-on crowdfunding offering. It's a focused raise of $618,000 that, combined with a parallel Reg D private placement for Accredited Investors, will carry us through to our first IPO transactions. We expect the offering to go live on Wefunder next week, and I wanted you to be among the very first to know. During this period, we are also entertaining direct investments from Accredited Investors.

Given everything you've already invested in this mission — financially and in your faith in us — I am hoping you'll consider participating again. Every dollar we raise brings us closer to the day when every investor, not just the privileged few, has equal access to IPOs and new issue offerings. That's the change we're building, and your continued support would mean the world.

When the offering goes live, I'll send you the direct link immediately. In the meantime [First Name], if you have any questions or would simply like to reconnect, please don't hesitate to reach out to me directly.

With deep appreciation,
Matt Venturi
Founder & CEO, ClearingBid



P.S. *— If you know of others who share your belief in leveling the investment playing field, we'd be honored if you'd share this opportunity with them. Word of mouth from investors like you is one of the most powerful tools we have.*

Email 2

Second Tier Investors ($10,000 - $19,999)

Subject: An Early Look at ClearingBid's Next Chapter

Dear [First Name],

I wanted to take a moment to share some exciting news with you directly as one of our most committed investors since 2023 when you invested [$XX,000] and helped bring us one step closer to *Equal Opportunity Investing™*.

Your commitment to our mission has been a genuine source of motivation. We know the journey has taken longer than any of us hoped, and your patience has not gone unnoticed or unappreciated.

I'm pleased to share that ClearingBid is now in a strong position to execute. The IPO market is opening up again, and it couldn't have come at a better time, as we've spent the last two years creating a platform that is fully operational and regulatory-approved, with meaningful institutional partnerships in place. As I outlined in our recent year-end investor update, we're approaching an inflection point — and are going live soon with a follow-on raise designed to carry us across the finish line to our first revenue-generating IPO transactions.

We're going back to Wefunder with a targeted crowdfunding of $618,000, alongside a Reg D private placement for Accredited Investors. It's a modest raise with a clear purpose: getting ClearingBid's platform into live production. The offering is expected to go live within the next week, and I'll follow up with the direct link as soon as it does.

I hope you'll consider supporting us again [First Name], and if you know others who would appreciate an opportunity to be part of the movement to democratize the IPO market, we'd be grateful if you'd share it with them too. We are also entertaining direct investments from Accredited Investors.

Thank you again for believing in what we're building.

With appreciation,
Matt Venturi
Founder & CEO Clearin Bid

Email 3a

Investors between $1,000 - $9,999

Subject: A Note of Appreciation — and an Early Look at What's Next for ClearingBid

Dear [First Name],

I wanted to reach out personally, before we make any broader announcement, to share some news and to express my sincere gratitude for the commitment you showed when you invested [$XX] in ClearingBid's 2023 crowdfunding round.

Your support was part of something remarkable — a record $5 million raised from nearly 3,700 investors in less than three weeks. Every contribution reflected real conviction in what we are working to build, and yours has been a genuine source of motivation for our entire team through what has been a challenging, but ultimately formative period for ClearingBid.

I'm pleased to share that ClearingBid is now in a strong position to move forward. The IPO market is opening up again, and the timing could not be better. Our platform is fully built, our regulatory approvals from FINRA and the SEC are in place, and we hold 10 issued patents protecting our proprietary system. We have institutional partnerships in place with Virtu ITG Net (with connectivity to over 700 broker-dealers), Apex Fintech Solutions (servicing 25 million customers), and Wedbush Securities, as well as bipartisan support on Capitol Hill. As I shared in our recent year-end investor update, we're approaching an important inflection point.

To continue moving forward, we're going back to Wefunder with a follow-on crowdfunding offering — a focused raise of $618,000, alongside a parallel Reg D private placement for Accredited Investors. We expect the offering to go live within the next week, and I'll follow up with the direct link as soon as it does.

We hope you'll consider supporting us again, [First Name]. And whether or not you're in a position to invest right now, we would sincerely appreciate it if you'd share this opportunity with others who believe, as you do, that every investor deserves a fair and equal chance to participate in IPOs and new issue offerings.

Thank you for your patience and your continued belief in what we're building.

With appreciation,
Matt Venturi
Founder & CEO
ClearingBid

Email 3b

Investors between $500 - $999

Subject: Thank You for Believing in ClearingBid — We're Back

Dear [First Name],

I wanted to reach out personally to share some exciting news. ClearingBid is returning to Wefunder with a new crowdfunding offering, and you — as one of our original investors — deserve to hear about it first.

Your [$XX] investment in our 2023 round was part of something remarkable: a record $5 million raised from over 3,700 investors in under three weeks. Every dollar mattered, and yours was part of what gave us the foundation to keep building.

Since then, we've had some real headwinds — the IPO market was largely closed for much of the past two years, and our first planned offering was postponed. But we've made the most of that time. Our platform was fully built and regulatory-approved, our partnerships are in place, and the IPO market is now opening back up. We hold 10 issued patents, we have regulatory approvals from FINRA and the SEC, and our institutional partnerships with Virtu ITG Net, Apex Fintech Solutions, and Wedbush Securities have continued to develop. We are approaching an important inflection point, as I shared in our recent year-end investor update.

This follow-on raise is $618,000 — a focused bridge financing to help us execute on the opportunities ahead. We're going live on Wefunder shortly, and I'll make sure you receive the link directly.

Whether or not you're able to invest again, we sincerely appreciate your original support and the faith you showed in ClearingBid. If you know of others who share your belief in opening the IPO market to all investors, please consider passing this along. It takes a community, and ours is one of the things we're most proud of.

With gratitude,
Matt Venturi
Founder & CEO
ClearingBid

Email 4

Oversubscribed with No prior Allocations

Subject: ClearingBid's Next Round Is Opening — We'd Love to Have You In

Dear [First Name],

When ClearingBid's 2023 crowdfunding closed — raising a record $5 million from over 3,700 investors in less than three weeks — there were investors who expressed interest and, for one reason or another, weren't able to participate before we reached our cap. If you were among them, I want you to know: we noticed, we appreciated your interest, and this time around, we want to make sure you have every opportunity to be part of what we're building.

We're returning to Wefunder with a new crowdfunding offering, and a lot has changed since 2023 — all for the better. The platform was fully built and regulatory-approved. We hold 10 issued patents. Our institutional partnerships with Virtu ITG Net, Apex Fintech Solutions, and Wedbush Securities are in place, and we have bipartisan support on Capitol Hill. The IPO market, which was largely closed for the past two years, is opening back up in a meaningful way. Our first IPO client, 20/20 Biolabs, had preliminary SEC signoff before market conditions forced a postponement — opportunities now remain ahead of us, and others are coming.

This raise is $618,000 through Wefunder's Reg CF, alongside a parallel Reg D private placement for Accredited Investors. It's a focused raise to carry us through to our first revenue-generating IPO transactions, and we are genuinely approaching a significant inflection point in ClearingBid's development.

The Wefunder link is coming very soon, and you'll be among the first to receive it. We hope this is the round where you get to join us — and we'd welcome you warmly.

Thank you for your interest in ClearingBid and in the mission of *Equal Opportunity Investing*™.

With appreciation,
Matt Venturi
Founder & CEO, ClearingBid

Email 5

To all Investors prior to offering

Subject: ClearingBid Is Back — Our Next Crowdfunding Is Going Live

Dear Fellow Shareholder,

Thank you. That's where I have to start — because your investment in ClearingBid's 2023 crowdfunding round, which raised a record $5 million in less than three weeks, made everything that has followed possible. Whether you invested $100 or $100,000, your confidence in this mission has been a source of strength for our entire team through what has been a challenging, but ultimately defining period in our company's development.

The IPO market has been difficult to navigate. The postponement of our first IPO for 20/20 Biolabs, despite having SEC preliminary signoff, was a setback. But it also gave us the opportunity to invest in our technology, identify a partner with Rapid Addition to enhance our order execution infrastructure, and position ClearingBid for the kind of scale we'll need to handle broad market adoption. We used that time well.

Today, I'm excited to share that ClearingBid's new crowdfunding offering is going live on Wefunder. This is a targeted raise of $618,000 — a bridge to get us through to our first IPO transactions — running alongside a parallel Reg D private placement for Accredited Investors. With the IPO market opening up in a meaningful way, 10 fully issued patents protecting our platform, regulatory approvals from both FINRA and the SEC, and partnerships with Virtu ITG Net, Apex Fintech Solutions, and Wedbush Securities in place, we are closer than ever to the moment where ClearingBid can deliver on its promise: a fair, transparent, and equal-access marketplace for every investor in America. We are, genuinely, a couple of deals away.

[Invest in ClearingBid on Wefunder → Link]

We hope you'll consider investing again. This raise is smaller, the timeline to results is shorter, and the foundation we're building on is stronger than ever. If you're not in a position to invest today, we completely understand — and we'd ask only one thing: please share this opportunity with someone you know who might want to be part of the movement to bring *Equal Opportunity Investing*™ to all investors, not just those with the right connections on Wall Street.

Every share. Every referral. Every dollar. It all matters.

Thank you for being a part of this.

With much appreciation,
Matt Venturi
Founder & CEO
ClearingBid